

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2010

Robyn M. Denholm
Executive Vice President and Chief Financial Officer
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089

     Re: **Juniper Networks, Inc.**
            Form 10-K for the Year Ended December 31, 2009
            Filed on February 26, 2010
            File No. 001-34501

Dear Ms. Denholm:

     We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

               Sincerely,

               Stephen G. Krikorian
               Accounting Branch Chief